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                                                                    EXHIBIT 99.7

TRUJILLO RODRIGUEZ & RICHARDS, LLC
3 Kings Highway East
Haddonfield, NJ 08033
(609) 795-9002

Attorneys for Plaintiff and the Class


- - - - - - - - - - - - - - - - - -  - - - -   x
RICHARD D. GREENFIELD, on behalf of            :  SUPERIOR COURT OF NEW JERSEY
himself and all others similarly situated,     :  CHANCERY DIVISION
                                               :  MERCER COUNTY
                            Plaintiff,         :
                                               :  Docket No.:
   vs.                                         :
                                               :
RICHARD DeJONGH OSBORNE, KEVIN R.              :
MORANO, VINCENT A. CALARCO,                    :  CIVIL ACTION
MANUEL T. PACHECO, MARTHA T.                   :  ------------
MUSE, JOHN D. ONG, JAMES W.                    :
KINNEAR, JAMES WOOD, DR. E. GORDON             :
GEE, FRANCIS R. McALLISTER, JAMES C.           :  CLASS ACTION COMPLAINT
COTTING, DAVID C. GARFIELD, MICHAEL            :
T. NELLIGAN, WILLARD CARLISLE                  :
BUTCHER, ASARCO, INC. and CYPRUS               :
AMAX MINERALS CO.                              :
                                               :
                            Defendants.        :
- - - - - - - - - - - - - - - - -- - - - - -   x

     Plaintiff Richard D. Greenfield, by his attorneys, for his Complaint, alleges upon personal knowledge and belief as to his own acts and upon information and belief as to all other matters, based upon investigation of counsel, as follows:
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                              NATURE OF THE ACTION
                              --------------------

          1. This action arises from breaches of fiduciary duties in connection with a merger agreement entered into between Cyprus Amax Minerals Co. ("Cyprus Amax") and Asarco Inc. ("Asarco") for totally insufficient consideration and in breach of defendants' fiduciary duties. Plaintiff alleges that he and a proposed class of public shareholders of Asarco common stock are entitled to enjoin the proposed transaction or, alternatively, to recover damages in the event that the transaction is consummated. Plaintiff brings this action on behalf of the public holders of the outstanding common shares of Asarco for injunctive and other relief in connection with an improperly negotiated and structured merger conceived by defendants as detailed below.

                                  THE PARTIES
                                  -----------

          2. Plaintiff has been, at all times relevant to this action an owner of Asarco common stock.

          3. Defendant Asarco is a New Jersey corporation with its executive offices located at 180 Maiden Lane, New York, New York 10038. Asarco is a producer of nonferrous metals, principally copper, lead, zinc, and silver.

          4. Defendant Francis R. McAllister is Chairman of the Board, Chief Executive Officer and a director of Asarco.

          5. Defendant Kevin Morano is President, Chief Operating Officer and a director of Asarco.

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          6.   The other individual defendants Richard DeJongh Osborne, Vincent
A. Calarco, Manuel T. Pacheco, Martha T. Muse, John D. Ong, James W. Kinnear, James Wood, Dr. E. Gordon Gee, James C. Cotting, David C. Garfield, Michael T. Nelligan and Willard Carlisle Butcher constitute the entire board of directors of Asarco.

          7. The individual defendants, as directors of Asarco owe fiduciary duties of good faith, loyalty, fair dealing, due care, and full disclosure to plaintiff and the other members of the Class (as defined below).

          8. Defendant, Cyprus Amax is a Delaware corporation with its principal place of business at 9100 East Mineral Circle, Englewood, CO 80112. Cyprus Amax is a holding company that mines, processes and markets coal, iron ore and gold. Cyprus Amax has knowledge of the facts and circumstances described below. Therefore, Cyprus Amax has knowingly participated in the breaches of fiduciary duty described herein and is liable as an aider and abettor and for inducement of the individual defendants to breach their fiduciary duties owed to plaintiff and the Class.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

          9.   Plaintiff brings this action pursuant to the provisions of R.4:32
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of the New Jersey Court Rules on behalf of himself and all other shareholders of
Asarco as of July 15, 1999 (except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from defendants' actions, as is more fully described herein (the "Class").

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          10.  This action is properly maintainable as a class action for the following reasons:

          a. The Class is so numerous that joinder of all members is impracticable. There are thousands of shareholders of record of Asarco stock and many more beneficial owners who are members of the Class.

          b. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

          c. There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual class member. The common question include, inter alia, the following:
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                (1) Whether the transaction as negotiated and structured denies shareholder information (particularly with respect to the value of their shares) necessary to make an informed decision whether to sell their shares;

                (2) Whether defendants have violated their fiduciary duties by contracting away their obligations to fully inform themselves regarding the value of Asarco;

                (3) Whether the individual defendants, as directors of Asarco have fulfilled, and are capable of fulfilling, their fiduciary duties to plaintiff and the other members of the Class, including their duties of entire fairness, loyalty, due care, and full disclosure;

                (4) Whether Cyprus Amax has aided and abetted the individual defendants' breaches of fiduciary duties and otherwise induced them to do so; and

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                (5) Whether plaintiff and the other members of the Class would be irreparably damaged were defendants not enjoined from the conduct described herein.

          d. The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged by defendants' actions.

          e. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.

          f. A class action is superior to any other method available for the fair and efficient adjudication of this controversy since it would be impractical and undesirable for each of the members of the Class, who has suffered or will suffer damages, to bring separate actions in various parts of the country.

          g. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

          11. At all relevant times the shares of Asarco were publicly traded on the New York Stock Exchange.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

          12. On a date prior to July 15, 1999, the individual defendants determined to put Asarco "in play" by causing it to enter into a business combination with Cyprus Amax. Once "in play," the individual defendants were legally obligated pursuant to their duty of loyalty to obtain for plaintiff and the Class the best possible price or terms for their Asarco shares.

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          13.  On July 15, 1999 Cyprus Amax and Asarco announced that they had entered into a merger agreement and that it had been unanimously approved by the Boards of Directors of both companies. The deal was described by both Cyprus Amax and Asarco as a merger of equals.

          14. The terms of the transaction provided that Cyprus Amax shareholders will receive 0.765 shares of Asarco Cyprus common stock for each share of Cyprus Amax common stock they own and Asarco shareholders will receive one (1) share of Asarco Cyprus common stock for each share of Asarco common stock they own (the "Transaction"). Defendants McAllister and Morano would be principal beneficiaries of such a transaction since Cyprus Amax chairman is due to retire next year.

          15.  The Wall Street Journal ("WSJ") reported on August 23rd, 1999
                   ---------------------------
that although the merger agreement was entered into by Cyprus Amax and Asarco on July 15, 1999, they waited until August 20th to file the month-old agreement and only then disclosed that the record date for the shareholders to vote at the September 30th shareholder meeting would be Wednesday, August 25, 1999. The WSJ
                                                                             ---
reported in the same article that although the Company had disclosed the record date to the New York Stock Exchange earlier, it did not make its announcement public regarding the record date until Friday, August 20th. Not surprisingly, Cyprus Amax and Asarco also announced on August 20th that Phelps Dodge Corporation ("Phelps Dodge") had made previously concealed bids for both companies or a combined Cyprus Asarco company.

          16. Defendants' maneuvers were clearly designed to make sure that only those shareholders who own shares of record by August 25th can vote at the shareholder meeting. Douglas

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Yearley, Chairman and CEO of Phelps Dodge was reported in the WSJ as observing
                                                              ---
that, since trades on August 20th will settle after August 25, such record date effectively precludes any significant trading in the market on an informed basis before the determination of shareholders eligible to vote. Yearley was quoted in the WSJ as stating that defendants' tactics amounted to a "shareholder squeeze
    ---
play".

          17. Phelps Dodge responded to defendants' August 20th announcement by offering to enter into a three-way merger that would result in $265 million in annual cost savings to the combination of all three companies. Phelps Dodge proposed a business combination pursuant to which all of the outstanding common stock of Asarco would be exchanged for Phelps Dodge common stock at an exchange ratio of 0.4098 Phelps Dodge common shares for each Asarco common share. Phelps Dodge also proposed to Cyprus Amax a business combination of Phelps Dodge and Cyprus Amax pursuant to which all outstanding common stock of Cyprus Amax would be exchanged for Phelps Dodge common stock in an exchange ratio of 0.3135 Phelps Dodge common shares for each Cyprus Amax common share. Based on share prices for the three companies' common shares before trading was halted on Friday, August 20th, the ratios provided for a premium of approximately 30% for Asarco and a premium of approximately 29% for Cyprus Amax. Phelps Dodge also made it clear to both Cyprus Amax and Asarco that although its preference was for a transaction involving all three companies, it was willing to consider a negotiated business combination with either Asarco or Cyprus Amax regardless of whether the other company was willing to proceed on a negotiated basis.

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          18.  Phelps Dodge's offer of August 20th was driven in part by the apparent unwillingness of the Board of Directors of both companies to even discuss the proposal notwith standing serious overtures by Phelps Dodge and, in particular, the fiduciary obligations of Asarco's Board. Defendants' actions are all the more egregious in that they rejected the Phelps Dodge proposal in favor of the no-premium merger proposal improperly negotiated in July between Cyprus Amax and Asarco.

          19. The individual defendants, in violation of their fiduciary duties owed to plaintiff and the Class, negotiated a merger agreement which strictly prohibits any solicitation or indeed discussion of bids or potential bids, and does not therefore provide for a bona fide fiduciary "out" of the Cyprus Amax
                                 ---- ----
merger deal, including responding to a proposal that would be more advantageous to Asarco shareholders. Therefore, while the Board of Asarco could withdraw its recommendation to the shareholders that they vote in favor of the Transaction, the Board has by contract prohibited and denied itself access to the very information it would need to challenge that recommendation and cause the Board to withdraw that recommendation. In other words Asarco directors have attempted to contract away their fiduciary responsibility and obligations to explore in good faith all information which would shed light upon the value of the shares of Asarco, to seek the best price for Asarco shares and have further breached their fiduciary duties by failing to provide the shareholders with this needed and material information in a timely and reasonable manner.

          20. The individual defendants were and are under a continuing duty to fully inform themselves before taking action or agreeing to refrain from taking action, to elicit, promote,

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consider and evaluate reasonable and bona fide offers for Asarco to assure that
                                     ---- ----
a "level playing field" exists when more than one bidder for the Company emerges, and not to favor one bidder over another, unless it is designed to assure and is reasonably related to achieving the best transaction for the Asarco shareholders. The individual defendants breached their fiduciary duty by, among other matters, failing to fully inform themselves about available alternatives to the Transaction, including a transaction with Phelps Dodge, and without fully informing themselves about the value of Asarco. They have further breached their duty to plaintiff and the other Asarco shareholders by not obtaining for them the best price for Asarco shares.

          21. If the breaches of fiduciary duty described herein are permitted to continue, the Asarco shareholders will forever lose the opportunity to have the value of their Company arrived at through competitive bidding on a level playing field and the opportunity to consider any other bidders which may come forward.

          22. By reason of the foregoing acts, practices and course of conduct of defendants, plaintiff and the other members of the Class have been and will be damaged because they will not receive their fair proportion of the value of Asarco's assets and business, which far exceeds the Transaction consideration, in the unfair Transaction at issue, have been and will be prevented from making an informed decision whether to approve the Transaction, and will wrongfully impede consideration of any other third party offer for greater consideration, including the Phelps Dodge offer.

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          23.  Defendant Cyprus Amax has acted and is acting with knowledge that the other defendants are in breach of their fiduciary duties to Asarco shareholders (owed to them by virtue of the merger agreement) and have intentionally, recklessly or negligently induced, aided and abetted such breaches of fiduciary duties by the directors of Asarco.

          24. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class and will consummate the Transaction to the irreparable harm of plaintiff and the Class.

          25. Plaintiff and the other members of the Class have no adequate remedy at law.
                               PRAYER FOR RELIEF
                               -----------------

     WHEREFORE, plaintiff, on behalf of himself and all others similarly situated, prays for relief and judgment as follows:

          a. For an order certifying the Class under the appropriate provisions of R. 4:32 of the New Jersey Court Rules and appointing plaintiff
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and his counsel to represent the Class;

          b. Ordering defendants to carry out their fiduciary duties to plaintiff and the other members of the Class, including those of duty of care, loyalty, full disclosure, and entire fairness;

          c. Granting preliminary and permanent injunctive relief against the consummation of the Transaction as described herein;

          d. Ordering the individual defendants to explore alternatives and to negotiate in good faith with all interested persons, including but not limited to Phelps Dodge.

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          e.   In the event the Transaction is consummated, rescinding the
Transaction and awarding rescissory damages;

          f. Ordering defendants, jointly and severally, to pay to plaintiff and to other members of the Class all damages suffered and to be suffered by them as the result of the acts alleged herein;

          g. Awarding plaintiff the costs and disbursements of this action including allowances for plaintiff's reasonable attorneys and experts fees; and

          h. Granting such other and further relief as the Court deems just, proper and equitable.

Dated: August 25, 1999              TRUJILLO RODRIGUEZ & RICHARDS, LLC


                                    By:___________________________________
                                        Lisa J. Rodriguez
                                        3 Kings Highway East
                                        Haddonfield, NJ 08033
                                        (609) 795-9002


                                        LIEBENBERG & WHITE
                                        Ann D. White
                                        The Pavillion
                                        261 Old York Road, Suite 810
                                        Jenkintown, PA 19046
                                        (215) 481-0272

                                    Attorneys for Plaintiff and the Class

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